VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102
OF

TASEKO MINES LIMITED
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 8, 2017 (the “Meeting”). Attendance at the Meeting was 308,011 Shares represented and voted in person and 151,534,173 Shares represented and voted by proxy for a total of 151,842,184 voting shares represented at the Meeting, being 67.14% of the outstanding shares. Voting results on the resolutions was as follows:

1.	The number of directors of the Company was set at eight (8). Shares voted in person and by proxy represented 149,408,176 votes for and 2,434,006 shares against.

2.	The following directors were elected, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD

William P. Armstrong	98,276,160	1,213,433
Geoffrey A. Burns	98,044,661	1,444,932
Robert A. Dickinson	97,266,734	2,222,859
Russell E. Hallbauer	97,861,170	1,628,423
Alex G. Morrison	98,012,876	1,476,717
Richard A. Mundie	98,123,479	1,366,114
Ronald W. Thiessen	97,254,801	2,234,792
Linda Thorstad	97,952,523	1,537,070

3.	KPMG LLP, Chartered Accountants, were re-appointed auditor of the Company. Shares voted in person and by proxy represented 150,421,528 votes for and 1,420,656 votes withheld.

4.	The Advisory Say on Pay Resolution was approved. Shares voted in person and by proxy represented 73,176,820 votes for and 26,312,773 votes against.

5.	The Advisory Say on Services Resolution was approved. Shares voted in person and by proxy represented 96,953,656 votes for and 2,535,938 votes against.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 2; (2.) 52,352,591 per director; (3.) 0; (4. and 5.) 52,352,591. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.